UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 12b-25
_____________________

NOTIFICATION OF LATE FILING

(Check One)	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: February 3, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

EXPRESS, INC.
(Full Name of Registrant)

(Former Name if Applicable)

1 Express Drive
(Address of Principal Executive Office (Street and Number))

Columbus, Ohio 43230
(City, State and Zip Code)

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Express, Inc. (the “Company”) is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the fiscal year ended February 3, 2024 (the “Form 10-K”).

As further described in the Company’s Current Report on Form 8-K filed with the U.S. Securities & Exchange Commission (the “SEC”) on April 22, 2024, the Company and certain of its direct and indirect subsidiaries filed voluntary petitions to commence proceedings under chapter 11 (the “Chapter 11 Cases”) of title 11 of the United States Code in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). As a result of the considerable time and resources the Company’s management is devoting to the Chapter 11 Cases, and the need to prepare and review the disclosures required in the Form 10-K, the Company requires additional time to complete its review of its financial statements and other disclosures, and to complete its annual closing processes and controls. Consequently, the Company is unable to file the Form 10-K on or prior to the prescribed due date of May 3, 2024 without unreasonable effort or expense. The Company currently anticipates filing the Form 10-K as promptly as practicable following the resolution of this review; however, there can be no assurance as to when the Company will be able to file the Form 10-K.

PART IV – OTHER INFORMATION

1.Name and telephone number of person to contact in regard to this notification

Laurel Krueger	(614)	474-4001
(Name)	(Area Code)	(Telephone Number)
2.Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

3.Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a significant decline in revenue and, consequently, will report a significant increase in operating loss and net loss for the year ended February 3, 2024 as compared to the year ended January 28, 2023. However, the Company is unable to provide reasonable estimates of revenues, operating loss and net loss at this time as the Company continues to focus on completing review of its financial statements and other disclosures noted above and has not completed its financial close process and controls for the applicable period.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements in this Notification of Late Filing may constitute “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include any statement that does not directly relate to any historical or current fact and can be identified by the use of words in the future tense and statements accompanied by words such as “expect,” “potential,” “continue,” “may,” “will,” “should,” “predict,” “intend,” “plan,” “anticipate” or the negative version of these words or other comparable words. Forward-looking statements are based on the Company’s current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties, and changes in circumstances that are difficult to predict, and significant contingencies, many of which are beyond the Company’s control. Many factors could cause the Company’s actual results to differ materially and adversely from any of these forward-looking statements. Among these factors are: risks attendant to the bankruptcy process, including the Company’s ability to obtain court approval from the Bankruptcy Court with respect to motions or other requests made to the Bankruptcy Court throughout the course of the Chapter 11 Cases; the effects of the Chapter 11 Cases, including increased legal and other professional costs necessary to execute the Company’s reorganization, on the Company’s liquidity (including the availability of operating capital during the pendency of the Chapter 11 Cases), results of operations or business prospects; the effects of the Chapter 11 Cases on the interests of various constituents and financial stakeholders; the length of time that the Company will operate under chapter 11 protection and the continued availability of operating capital during the pendency of the Chapter 11 Cases; objections to the Company’s financial restructuring process or other pleadings filed that could protract the Chapter 11 Cases; risks associated with third-party motions in the Chapter 11 Cases; Bankruptcy Court rulings in the Chapter 11 Cases and the outcome of the Chapter 11 Cases in general; the Company’s ability to comply with the restrictions imposed by the covenants, terms and conditions of its financing arrangements; employee attrition and the Company’s ability to retain key executive management and other personnel due to the distractions and uncertainties resulting from the Chapter 11 Cases; the Company’s ability to maintain relationships with suppliers, customers, employees and other third parties and regulatory authorities as a result of the Chapter 11 Cases; the impact and timing of any cost-savings measures and related local law requirements in various jurisdictions; risks related to the Company’s strategic partnership with WHP Global; impacts of the delisting of the Company’s common stock from the New York Stock Exchange and future quotation of the common stock; the financial and other effects of the Company’s workforce reduction and other cost reduction actions, including an inability to realize the benefits from such actions within the anticipated timeframe; finalization of the Company’s annual financial statements, including completion of standard annual-close processes; and any claims made against the Company resulting in litigation. These factors should not be construed as exhaustive and should be read in conjunction with the additional information and discussion of other risks and uncertainties included in the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

EXPRESS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 6, 2024	By:	/s/ Laurel Krueger
	Name:	Laurel Krueger
	Title:	Chief Legal Officer and Corporate Secretary